UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

August 13, 2012

Commission File No.: 333-179140

BIOCANCELL LTD.
(Translation of registrant’s name into English)

Beck Science Center
8 Hartom St, Har Hotzvim
Jerusalem 97775, Israel
Tel: 972-2-548-6555

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐   No ☒

On August 12, 2012, BioCancell Ltd. (the “Company”) announced that the listing on Tel Aviv Stock Exchange Ltd. of the Company’s securities has been delayed and therefore the first trading day of the Company’s securities has been postponed and is expected to be on August 14, 2012. On that date, the Company’s Ordinary Shares, Series 1 Warrants and Series 2 Warrants will start trading on the Tel Aviv Stock Exchange Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOCANCELL LTD.

Dated: August 13, 2012	By:	/s/ Avraham Hampel
Avraham Hampel
Company Secretary